UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE CONCERNING THE 24TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On May 13, 2009, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the 24th ordinary general meeting of shareholders.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: May 13, 2009

May 13, 2009

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Satoshi Miura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE CONCERNING THE 24th ORDINARY GENERAL MEETING

OF SHAREHOLDERS

Nippon Telegraph and Telephone Corporation hereby announces that at the Board of Directors’ meeting held on May 13, 2009, the date, venue and purpose of the 24th Ordinary General Meeting of Shareholders were determined as stated below.

Particulars

1. Date and Time:	10:00 a.m. on Wednesday, June 24, 2009

2. Place:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo

3. Purpose of the Meeting:

Matters to be reported

(1)

Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and audit results of independent auditors and corporate auditors for the 24th fiscal year (from April 1, 2008 to March 31, 2009)

(2)

Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statement of shareholders’ equity for the 24th fiscal year (from April 1, 2008 to March 31, 2009)

Matters to be resolved

First Item	Distribution of Retained Earnings as Dividends

55JPY per one share of common stock. (On January 4, 2009, we carried out a 100-for-1 stock split. Assuming such stock split took place at the beginning of the fiscal year (April 1, 2008), the dividend for the fiscal year, including interim dividend, is 110JPY per one share of common stock).

Second Item	Partial Amendment of the Articles of Incorporation

Amendments to the Articles of Incorporation delete or modify provisions relating to share certificates and beneficial owners and make other necessary changes throughout the Articles of Incorporation in connection with the conversion of share certificates of listed companies to electronic form which took effect upon the implementation of the “Law for Partial Amendment to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)”, the amendments also provide, as supplementary provisions, transitional measures regarding the register of lost share certificates and transitional measures regarding the rights of persons who were holders of fractional shares.

In addition, to make the content clearer, the Articles of Incorporation are being amended to ensure consistency of expression.

*	Separate disclosure is being made today in respect of the Second Item.

Third Item	Election of Two Directors

Hiromichi Shinohara	(Current Position: Director, Information Sharing Laboratory Group of Nippon Telegraph and Telephone Corporation)

Tetsuya Shouji	(Current Position: Senior Vice President, Nippon Telegraph and Telephone West Corporation)

4. Other Matters

“Notice of Convocation of the 24th Ordinary General Meeting of Shareholders” will be dispatched early in June.

For further information, please contact:
Mr. Sarashina or Mr. Yui
Investor Relations Office
Finance and Accounting Department Nippon Telegraph and Telephone Corporation
TEL: +81-3-5205-5581